UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Winmark Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

974250 10 2

(CUSIP Number)

John L. Morgan
Winmark Corporation
4200 Dahlberg Drive, Suite 100
Minneapolis, Minnesota 55422
(763) 520-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 974250 10 2

1.	Names of Reporting Persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John L. Morgan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Mr. Morgan is a citizen of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,445,558

	8.	Shared Voting Power 25,032

	9.	Sole Dispositive Power 1,445,558

	10.	Shared Dispositive Power 25,032

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,470,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.95%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D (the “Statement”) relates to the Common Stock, no par value per share (the “Common Stock”), of Winmark Corporation, a Minnesota corporation (the “Company”).  The principal executive office of the Company is located at 4200 Dahlberg Drive, Suite 100, Minneapolis, MN  55422-4837.

Item 2.	Identity and Background

(a)           Name:  John L. Morgan (“Reporting Person”).

(b)           Residence or business address: 4200 Dahlberg Drive, Suite 100, Minneapolis, MN 55422-4837.

(c)           Principal occupation:  Chief Executive Officer of the Company

(d)           Criminal proceedings.  None

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Personal funds were used to acquire the shares set forth in Item 4 below.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to report the acquisition of shares in open market transactions during the past sixty days by the Reporting Person as follows:

Date	Shares	Price

October 6, 2008	909	$17.00
October 10, 2008	21,000	$15.93
October 15, 2008	14,000	$14.25

In his capacity as a director and officer of the Company, the Reporting Person may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the common stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the Reporting Person may decide in the future to sell all or part of his investments in the Issuer’s Common Stock.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, the Reporting Person beneficially owns 1,470,590 shares of Common Stock of the Company, of which 25,032 shares are held by Sheila Morgan, his wife.  With the exception of 25,032 shares held by his wife, the Reporting Person has the sole power to vote and dispose of the shares of Common Stock which he beneficially owns.  The Reporting Person disclaims beneficial ownership with respect to the 25,032 shares held by his wife.

Other than as described in Item 4 above, the Reporting Person has not effected any transactions in the securities of the Company during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2008
Date
/s/ John L. Morgan
Signature
John L. Morgan
Name/Title